Exhibit 15.4

April 25, 2023

VIA EDGAR

Division of Corporate Finance

Office of Telecommunications

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: DouYu International Holdings Limited

Submission under the Item 16I(a) of Form 20-F

Dear Sir/Madam,

In compliance with the Holding Foreign Companies Accountable Act, DouYu International Holdings Limited (the “Company”) is submitting via EDGAR the following information as required under Item 16I.(a) of Form 20-F.

For the immediately preceding annual financial statements period, the Company’s auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP (a registered public accounting firm that The United States Public Company Accounting Oversight Board was previously unable to inspect or investigate completely) issued an audit report for the Company for the year ended December 31, 2021.

To the Company’s best knowledge and based on an examination of its register of members and the public filings made by its shareholders including the Schedule 13G/A jointly filed by Shaojie Chen and Warrior Ace Holding Limited on February 13, 2023, the Company respectfully submits that it is not owned or controlled by a governmental entity in the foreign jurisdiction as of the date of this submission.

As of March 31, 2023, Tencent Holdings Limited beneficially owned approximately 37.7% of the Company’s total issued and outstanding ordinary shares, and Warrior Ace Holdings Limited beneficially owned approximately 17.0% of the Company’s total issued and outstanding ordinary shares. Based on an examination of the Company’s register of members and the public filings made by the Company’s shareholders, no other shareholder owned more than 5% of the Company’s issued and outstanding shares as of March 31, 2023. Tencent Holdings Limited is a company incorporated in the Cayman Islands whose shares are listed and publicly traded on The Stock Exchange of Hong Kong Limited. Warrior Ace Holdings Limited is an exempted company incorporated with limited liability under the laws of the British Virgin Islands. Please refer to “Item 6 Directors, Senior Management and Employees — 6.E. Share Ownership” of the Company’s annual report on Form 20-F for the year ended on December 31, 2022 filed with the SEC on April 25, 2023 for more details.

www.douyu.com

Headquarter: 20/F, Building A, New Development International Center, No. 473 Guanshan Avenue, Hongshan District, Wuhan 430073, Hubei Province, China

In addition, the Company is not aware of any governmental entity that is in possession of, direct or indirect, of the power to control the ownership of the Company, whether through the ownership of voting securities, by contract, or otherwise.

Should any member of the Staff have any questions or comments regarding the Company’s submission set forth above, please do not hesitate to contact our outside legal counsel, Li He, Davis Polk & Wardwell, at (852) 2533-3386.

Very truly yours,

By:	/s/ Shaojie Chen
	Name:	Shaojie Chen
	Title:	Chief Executive Officer

cc: Li He, Davis Polk & Wardwell